SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No. 3

Name of
Issuer:  ADFLEX SOLUTIONS INC
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   006866107


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:                  0    Not Applicable
 6)  Shared Voting Power:           55,400    See Exhibit A
 7)  Sole Dispositive Power:             0    Not Applicable
 8)  Shared Dispositive Power:      55,400    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  55,400 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  0.8See Exhibit A

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            ADFLEX SOLUTIONS INC

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            2001 West Chandler Blvd
            Chandler, AZ  85224

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            006866107

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:              55,400  See Exhibit A

            (b) Percent of Class:    0.8   See Exhibit A

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or                   0   Not Applicable
                to direct the vote

                Shared power to vote or            55,400   See Exhibit A
                to direct the vote

                Sole power to dispose or                0   Not Applicable
                to direct disposition

                Shared power to dispose            55,400   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Prudential has ceased to be the owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Derek D. Burke
                  Director, Securities Law Compliance

             Date:   April 10, 1996

             As of:  March 31, 1996

ITEM 4.     OWNERSHIP
            ---------              Exhibit A
                                   ---------



            The Prudential Insurance Company of America ("Prudential") may have direct or indirect voting and/or investment discretion over 55,400 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.